UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               October 4, 2019

  Via E-Mail
  Meagan M. Reda, Esq.
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, NY 10019

          Re:     Progenics Pharmaceuticals, Inc.
                  PRRN14A filed on October 3, 2019
                  Filed by Velan Capital, L.P., et. al
                  File No. 000-23143

  Dear Ms. Reda:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Revised Preliminary Proxy Statement
  Cover page

  1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statements referencing alternately the company's decision to sell the company in a transaction that "substantially undervalues" the company and "at a massive discount."

  Proposal 5   The Election Proposal

  2. Please provide us support for your belief that company's loan can be "refinanced or replaced, perhaps with an even higher principal balance" (page 38).

          Please direct any questions to me at (202) 551-3619.

                                                               Sincerely,

                                                               /s/ Daniel F.
Duchovny
                                                               Daniel F.
Duchovny
                                                               Special Counsel
                                                               Office of
Mergers and Acquisitions